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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 3
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

WORLDPORT COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

J O HAMBRO CAPITAL MANAGEMENT LIMITED (OFFEROR)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

298155 J 10 5
(CUSIP Number of Class of Securities)

CHRISTOPHER H.B. MILLS
DIRECTOR
J O HAMBRO CAPITAL MANAGEMENT LIMITED
14 RYDER STREET
RYDER COURT SW1Y 6QB
LONDON, ENGLAND
011 44 207 747 5678
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH A COPY TO:
HELEN R. FRIEDLI, P.C.
MCDERMOTT, WILL & EMERY
227 WEST MONROE STREET
CHICAGO, ILLINOIS 60606
(312) 372-2000

CALCULATION OF FILING FEE: Previously Paid

☒
CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
Amount Previously Paid:	$2,187.75
Form or Registration No.:	Schedule TO
Filing Party:	W.C.I. Acquisition Corp.
Date Filed:	December 23, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Amendment No. 3 to Schedule TO relates to the offer by W.C.I. Acquisition Corp., a Delaware corporation ("Purchaser"), The Heico Companies, L.L.C., J O Hambro Capital Management Limited and Michael E. Heisley, Sr. to purchase any and all outstanding shares of common stock, par value $0.0001 per share, of WorldPort Communications, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002, as amended on January 17, 2003, January 24, 2003, January 31, 2003, and February 10, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser with the SEC on December 23, 2002, as amended on January 17, 2003, January 24, 2003, January 31, 2003, and February 10, 2003. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits 12(a)(1) and 12(a)(2), respectively, of the Purchaser's Schedule TO and are incorporated herein by reference.

        All information in the (i) Offer to Purchase, including all exhibits and schedules thereto, (ii) the Letter of Transmittal, (iii) the Amendment No. 1 to the Purchaser's Schedule TO filed on January 17, 2003, (iv) the Amendment No. 2 to Purchaser's Schedule TO filed on January 24, 2003, and (v) the Amendment No. 3 to Purchaser's Schedule TO filed on January 31, 2003 are hereby expressly incorporated herein by reference in response to all items of this Schedule TO.

        On the date hereof, the Purchaser filed an Amendment No. 4 to its Schedule TO extending the expiration date of the Offer from 5:00 p.m., New York City Time, on Friday, February 7, 2003 to 5:00 p.m., New York City Time, on Friday, February 14, 2003. All information in the Amendment No. 4 to Purchaser's Schedule TO is incorporated herein by reference.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J O HAMBRO CAPITAL MANAGEMENT LIMITED
	By:	/s/ CHRISTOPHER H.B. MILLS
	Name:	Christopher H.B. Mills
	Title:	Director
Dated: February 10, 2003

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INTRODUCTION
SIGNATURE